UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-05519

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

CDI CORPORATION 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 10, 2010

CDI Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2009	2008

Investments:
Cash and cash equivalents	$371	$3,304
Investments, at fair value	139,535,638	103,187,073
Fully benefit-responsive investment contract, at fair value	28,635,030	30,244,536

Total investments at fair value	168,171,039	133,434,913

Employer contributions receivable	265,090	1,629,231
Employee contributions receivable	266,976	220,563
Participant loans	3,223,139	3,174,392

Net assets reflecting investments at fair value	171,926,244	138,459,099

Adjustment from fair value to contract value for fully benefit-responsive investment contract	4,565,005	6,495,668

Net assets available for plan benefits	$176,491,249	$144,954,767

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2009	2008
Additions:
Interest and dividend income	$2,249,198	$3,280,245
Employee contributions	16,078,285	21,431,295
Employer contributions (net of forfeitures of $37,314 - 2009 and $34,831 - 2008)	299,054	1,629,231
Net appreciation in fair value of investments	33,979,943	—

Total additions	52,606,480	26,340,771

Deductions:
Net depreciation in fair value of investments	—	(70,050,247)
Withdrawals and distributions	(21,069,998)	(26,156,372)

Total deductions	(21,069,998)	(96,206,619)

Net increase (decrease) in net assets available for plan benefits	31,536,482	(69,865,848)

Net assets available for plan benefits:
Beginning of year	144,954,767	214,820,615

End of year	$176,491,249	$144,954,767

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(1)	Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company”) and those of its subsidiaries that have adopted the plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b)	Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee’s elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants’ previous employer.

(c)	Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants’ accounts based on the terms of the Plan.

(d)	Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of employees in certain divisions of the Process and Industrial vertical of CDI’s Engineering Solutions reporting unit. Vesting in employer matching contributions occurs on a six-year graduated schedule for those employees. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2009 and 2008, the Plan had forfeitures of $36,982 and $34,329, respectively, available to reduce future employer contributions.

(e)	Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 1/2. Prior to the age of 59 1/2, such a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in annual installments.

(f)	Participant Loans

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Company’s parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2009 range from 5.25% to 10.25%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant’s designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)	Investments and Participant Loans

Investments are reflected in the accompanying financial statements at fair value, net of any applicable management fees and expenses as follows:

•	Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year.

•	The CDI Corp. common stock investment is valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year.

•

The Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (“GIC”) is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive and is reported at fair value on the last business day of the year in the accompanying statements of net assets available for plan benefits. The fair value of the GIC is determined by reference to the respective funds’ underlying assets, which are primarily marketable equity and fixed income securities. Prior to October 10, 2008, the GIC was run by the UBS Fiduciary Trust Co. as the UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio. On October 10, 2008, Wilmington Trust Corporation acquired the UBS Fiduciary Trust Company, and from that date forward, the GIC has been called the Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio. The fair value of the GIC was $28,635,030 and $30,244,536 at December 31, 2009 and 2008, respectively. The contract value of the GIC was $33,200,035 and $36,740,204 at December 31, 2009 and 2008, respectively. This fund yielded approximately 0.8% and 3.4% for 2009 and 2008, respectively.

•

ClearCourse Group Variable Annuity - The Total Return Fund – Class 2 of GE Investments Fund, Inc. offers minimum guaranteed annuities issued by Genworth Life and Annuity Insurance Company. The fund is primarily invested in a balanced portfolio of stocks and bonds. The value of the shares in the fund is reported at fair value on the last business day of the year.

Participant loans are valued at their outstanding balances.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and its participating subsidiaries and are not reflected in the accompanying statements of changes in net assets available for plan benefits.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Accounting Guidance

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan’s fully benefit-responsive investment contract at December 31, 2009 and 2008:

	December 31, 2009
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Invetment at Contract Value

Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio	BBB-/Baa3	$28,635,030	$4,565,005	$33,200,035

	December 31, 2008
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Invetment at Contract Value

Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio	A-/A2	$30,244,536	$6,495,668	$36,740,204

(g)	Payment of Benefits

Benefits are recorded when paid.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(3)	New Accounting Pronouncements

In July 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as FASB Accounting Standards CodificationTM (“ASC”) Subtopic 105-10, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (“the FASB Codification”). The FASB Codification is the sole source of authoritative US GAAP and all references to authoritative literature must be in the codification format. The provisions of the FASB Codification were effective for the Company beginning July 1, 2009 and did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASC Update (“ASU”) 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment entity calculates net asset value per share, but does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material impact on the Plan’s financial statements.

Effective January 1, 2008, the Plan adopted the provisions of guidance now codified as FASB ASC 825, Financial Instruments. On January 1, 2008, the Plan did not have any eligible financial assets and liabilities against which to apply the fair value option re-measurement criteria; therefore, the Plan did not record any cumulative-effect adjustment to the opening balance of retained earnings.

(4)	Fair Value Disclosures

Effective January 1, 2008, the Plan adopted guidance now codified as FASB ASC Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The adoption of FASB ASC Topic 820 did not have an impact on the Plan’s fair value determinations included in the financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

The following tables outline, by major category, the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

			Fair Value Measurements At December 31, 2009 Using
Description	Fair Value Measurements at December 31, 2009		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets
Fully benefit-responsive investment contract	$28,635,030	(a)	$—	$28,635,030	(a)	$—
CDI Corp. common stock	3,995,067		3,995,067	—		—
Mutual funds	135,356,277		135,356,277	—		—
Group variable annuity	184,294		—	184,294		—

Total assets	$168,170,668		$139,351,344	$28,819,324		$—

(a)	Contract value is $33,200,035

			Fair Value Measurements At December 31, 2008 Using
Description	Fair Value Measurements at December 31, 2008		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets
Fully benefit-responsive investment contract	$30,244,536	(a)	$—	$30,244,536	(a)	$—
CDI Corp. common stock	3,813,918		3,813,918	—		—
Mutual funds	99,237,332		99,237,332	—		—
Group variable annuity	135,823		—	135,823		—

Total assets	$133,431,609		$103,051,250	$30,380,359		$—

(a)	Contract value is $36,740,204

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(5)	Investments

The individual investments that represent five percent or more of the Plan’s net assets available for plan benefits as of December 31, 2009 and 2008 are as follows:

	December 31,
Investment	2009	2008

Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (a)	$33,200,035	$36,740,204
American Funds Growth Fund of America	32,043,705	23,782,180
American Funds New Perspective Fund	17,957,238	13,211,191
Alger Cap Appreciation Fund	13,601,644	9,528,334
Putnam American Government Income Fund	12,714,404	7,816,545
Putnam Equity Income Fund	12,681,269	9,808,212
John Hancock Balanced Fund	10,875,671	9,257,262
Putnam S&P 500 Index Fund	10,517,190	8,442,038
Alger Small/MidCap Growth Institutional Portfolio	9,133,455	(b)

(a)	Represents the contract value.
(b)	Represents less than 5% of net assets available for plan benefits as of this date.

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $33,979,943 and depreciated in value by $70,050,247, respectively, as follows:

Class of Investments	2009	2008
Mutual funds	$33,572,774	$(68,844,477)
CDI Corp. common stock	99,547	(2,288,123)
Fully benefit-responsive investment contract	277,599	1,136,345
Group variable annuity	30,023	(53,992)

Total	$33,979,943	$(70,050,247)

(6)	Federal Income Taxes

The Internal Revenue Service has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2009 and 2008.

(7)	Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8)	Related Party Transactions

Plan investments amounting to $49,903,000 and $35,966,700 at December 31, 2009 and 2008, respectively, are held in funds sponsored by Putnam Fiduciary Trust Company, the trustee of the Plan.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

Plan investments amounting to $3,995,067 and $3,813,918 at December 31, 2009 and 2008, respectively, are held in a stock fund consisting solely of common stock of the Company’s parent, CDI Corp.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to mid term and such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for plan benefits accompanying these notes.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2009 and 2008 to the Form 5500:

	December 31,
	2009	2008

Net assets available for plan benefits per the financial statements	$176,491,249	$144,954,767
Employee contributions receivable	(266,976)	(220,563)
Loans in deemed distributed status	(710,726)	(686,897)
Forfeitures used and other	37,314	34,831

Net assets available for plan benefits per the Form 5500	$175,550,861	$144,082,138

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2009 to the Form 5500:

December 31, 2009

Contributions per the financial statements	$16,377,339
Employee contributions receivable	(266,976)
Employee contributions receivable in prior year, realized in current year	220,563
Change in forfeitures used and other	2,483

Contributions per the Form 5500	$16,333,409

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2009 to the Form 5500:

December 31, 2009

Net increase in net assets available for plan benefits per the financial statements	$31,536,482
Less change in employee contributions receivable	(46,413)
Less change in deemed distributed loans	(23,829)
Less change in forfeitures used and other	2,483

Net increase in net assets available for plan benefits per the Form 5500	$31,468,723

CDI Corporation 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer, borrower, lessor, or similar party		Shares held by the Plan	Cost	Current Value

	Cash and cash equivalents		**	$371

	Alger Cap Appreciation Fund	745,295.588 shares	**	13,601,644

	Alger Small / MidCap Growth Institutional Portfolio	714,109.101 shares	**	9,133,455

	American Funds Growth Fund of America	1,181,988.385 shares	**	32,043,705

	American Funds New Perspective Fund	706,699.659 shares	**	17,957,238

	John Hancock Balanced Fund	774,069.137 shares	**	10,875,671

	ING Global REIT Fund	125,532.569 shares	**	1,841,563

*	Putnam American Government Income Fund	1,911,940.455 shares	**	12,714,404

*	Putnam Capital Opportunities Fund	646,402.452 shares	**	5,824,086

*	Putnam Equity Income Fund	932,446.252 shares	**	12,681,269

*	Putnam International Growth Fund	439,507.591 shares	**	8,166,051

*	Putnam S&P 500 Index Fund	337,630.493 shares	**	10,517,190

*	CDI Corp. Common Stock	308,499.395 shares	**	3,995,067

***	Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio	961,929.503 shares	**	28,635,030

	ClearCourse Group Variable Annuity (Total Return Fund - Class 2 of GE Investments Funds, Inc.)	20,691.838 shares	**	184,294

*	Participant loans (a)		**	3,223,139

				$171,394,177

*	Party-in-interest as defined by ERISA.
**	Not required to be reported as investment is participant-directed.
***	Contract value is $33,200,035. The adjustment from fair value to contract value is $4,565,005.
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 5.25% to 10.25%, maturing through 2019.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CDI Corporation 401(k) Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN

Date: June 10, 2010	By:	/s/ Joseph R. Seiders
Joseph R. Seiders
Member, CDI Corporation 401(k) Savings Plan Committee

INDEX TO EXHIBITS

Number	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm